SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

ITEM	SEQUENTIAL PAGE NUMBER
1. Financial Statements for the Years Ended December 31, 2004, 2003 and 2002 and Report of Independent Registered Public Accounting Firm	3

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Ultrapar Participações S.A.

São Paulo - SP - Brazil

1. We have audited the accompanying consolidated balance sheets of Ultrapar Participações S.A. and subsidiaries (Ultrapar) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity, and changes in financial position for each of the three years in the period ended December 31, 2004, all expressed in Brazilian reais. These financial statements are the responsibility of Ultrapar’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ultrapar Participações S.A. as of December 31, 2004 and 2003, and the results of its operations, changes in its stockholders’ equity and its financial position for each of the three years in the period ended December 31, 2004 in conformity with accounting practices adopted in Brazil.

4. Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The Company has presented the nature and effect of such differences in Note 25 to the consolidated financial statements.

February 4, 2005, except for Notes 24 and 25

as to which the date is February 16, 2005

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(In millions of Brazilian reais—R$)

	2004	2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents	624.5	568.8
Short-term investments	22.4	41.0
Trade accounts receivable, net	369.3	322.3
Inventories	206.0	137.7
Recoverable taxes	100.1	115.5
Other	17.1	30.6
Prepaid expenses	5.5	2.8

	1,344.9	1,218.7

LONG-TERM ASSETS
Long-term investments	38.8	—
Related companies	3.1	2.8
Deferred income and social contribution taxes	63.3	61.4
Escrow deposits	14.1	9.9
Recoverable taxes	9.5	—
Trade accounts receivable	11.9	8.8
Other	2.6	2.0

	143.3	84.9

PERMANENT ASSETS
Investments:
Subsidiary and affiliated companies	5.9	5.7
Other	25.9	27.4
Property, plant and equipment, net	1,047.4	968.6
Deferred charges, net	99.8	102.7

	1,179.0	1,104.4

TOTAL	2,667.2	2,408.0

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(In millions of Brazilian reais—R$)

	2004	2003
LIABILITIES
CURRENT LIABILITIES
Financing	381.6	381.6
Suppliers	102.0	90.3
Payroll and related charges	94.1	74.7
Taxes	11.8	12.7
Dividends payable	74.7	41.7
Income and social contribution taxes	3.0	6.6
Other	17.9	25.2

	685.1	632.8

LONG-TERM LIABILITIES
Financing	258.1	306.3
Related companies	8.8	9.0
Deferred income and social contribution taxes	32.1	28.7
Other taxes and contributions—contingent liabilities	52.1	40.9
Other	2.3	1.4

	353.4	386.3

MINORITY INTEREST	28.2	32.2

STOCKHOLDERS’ EQUITY
Capital	664.0	664.0
Capital reserve	0.1	—
Revaluation reserve	16.4	17.8
Profit reserves	929.0	677.4
Treasury shares	(9.0)	(2.5)

	1,600.5	1,356.7

TOTAL	2,667.2	2,408.0

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In millions of Brazilian reais—R$, except per share data)

	2004	2003	2002
GROSS SALES AND SERVICES	5,250.6	4,603.8	3,795.3
Deductions	(466.4)	(603.5)	(800.8)
NET SALES AND SERVICES	4,784.2	4,000.3	2,994.5
Cost of sales and services	(3,669.9)	(3,196.4)	(2,247.1)
GROSS PROFIT	1,114.3	803.9	747.4

OPERATING INCOME (EXPENSES)
Selling	(193.7)	(163.7)	(130.2)
General and administrative	(232.1)	(188.6)	(165.6)
Management compensation	(5.4)	(5.2)	(4.7)
Depreciation and amortization	(124.7)	(101.4)	(81.8)
Other operating income, net	5.5	6.6	0.4

	(550.4)	(452.3)	(381.9)

OPERATING INCOME BEFORE FINANCIAL ITEMS	563.9	351.6	365.5
Financial income (expenses), net	(45.0)	(57.2)	28.5
Nonoperating income (expenses), net	(16.0)	1.0	(44.1)

	(61.0)	(56.2)	(15.6)

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, EQUITY IN LOSSES OF AFFILIATED COMPANIES AND MINORITY INTEREST	502.9	295.4	349.9

INCOME AND SOCIAL CONTRIBUTION TAXES
Current	(175.0)	(113.0)	(110.1)
Deferred	(1.5)	15.7	(4.8)
Benefit of tax holidays	93.5	52.4	43.5

	(83.0)	(44.9)	(71.4)

INCOME BEFORE EQUITY IN LOSSES OF AFFILIATED COMPANIES AND MINORITY INTEREST	419.9	250.5	278.5
Equity in losses of affiliated companies	—	(0.5)	(1.7)
Minority interest	(5.4)	(3.6)	(54.5)

NET INCOME	414.5	246.4	222.3

NET EARNINGS PER THOUSAND SHARES (BASED ON ANNUAL WEIGHTED AVERAGE OF SHARES OUTSTANDING)—R$	5.95	3.54	3.62

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In millions of Brazilian reais—R$)

	Capital	Capital reserve	Revaluation reserve of subsidiary and affiliated companies	Profit reserves			Retained earnings	Treasury shares	Total
				Legal	Retention of profits	Unrealized profits
BALANCES AT DECEMBER 31, 2001	433.9	—	25.9	17.4	322.7	—	—	—	799.9

Capital increase due to merger	230.1	—	—	—	—	—	—	—	230.1
Acquisition of treasury shares	—	—	—	—	—	—	—	(0.3)	(0.3)
Revaluation due to merger	—	—	5.1	—	—	—	—	—	5.1
Realization of revaluation reserve	—	—	(5.1)	—	—	—	4.4	—	(0.7)
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	—	—	0.1	—	—	—	(0.4)	—	(0.3)
Net income	—	—	—	—	—	—	222.3	—	222.3
Appropriation of net income:
Legal reserve	—	—	—	11.1	—	—	(11.1)	—	—
Interim dividends (R$0.37 and R$0.40 per thousand common and preferred shares, respectively)	—	—	—	—	—	—	(20.0)	—	(20.0)
Proposed dividends payable (R$0.63 and R$0.69 per thousand common and preferred shares, respectively)	—	—	—	—	—	—	(45.0)	—	(45.0)
Reserve for unrealized profits	—	—	—	—	—	40.6	(40.6)	—	—
Retention of profit reserves	—	—	—	—	109.6	—	(109.6)	—	—

BALANCES AT DECEMBER 31, 2002	664.0	—	26.0	28.5	432.3	40.6	—	(0.3)	1,191.1

Acquisition of treasury shares	—	—	—	—	—	—	—	(2.2)	(2.2)
Realization of revaluation reserve	—	—	(8.2)	—	—	—	1.7	—	(6.5)
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	—	—	—	—	—	—	(0.1)	—	(0.1)
Realization of profit reserves	—	—	—	—	—	(40.6)	40.6	—	—
Net income	—	—	—	—	—	—	246.4	—	246.4
Appropriation of net income:
Legal reserve	—	—	—	12.3	—	—	(12.3)	—	—
Interim dividends (R$0.46 and R$0.51 per thousand common and preferred shares, respectively)	—	—	—	—	—	—	(33.0)	—	(33.0)
Proposed dividends payable (R$0.55 and R$0.60 per thousand common and preferred shares, respectively)	—	—	—	—	—	—	(39.0)	—	(39.0)
Reserve for unrealized profits	—	—	—	—	—	85.6	(85.6)	—	—
Retention of profit reserves	—	—	—	—	118.7	—	(118.7)	—	—

BALANCES AT DECEMBER 31, 2003	664.0	—	17.8	40.8	551.0	85.6	—	(2.5)	1,356.7

Acquisition of treasury shares, net of sales	—	0.1	—	—	—	—	—	(6.5)	(6.4)
Realization of revaluation reserve	—	—	(1.4)	—	—	—	1.4	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	—	—	—	—	—	—	(0.1)	—	(0.1)
Realization of profit reserve	—	—	—	—	—	(85.6)	85.6	—	—
Net income	—	—	—	—	—	—	414.5	—	414.5
Appropriation of net income:
Legal reserve	—	—	—	20.8	—	—	(20.8)	—	—
Reserve for unrealized profits	—	—	—	—		118.3	(118.3)	—	—
Retention of profit reserves	—	—	—	—	198.1	—	(198.1)	—	—
Interim dividends (R$1.33 per thousand common and preferred shares)	—	—	—	—	—	—	(92.4)	—	(92.4)
Proposed dividends payable (R$1.03 per thousand common and preferred shares)	—	—	—	—	—	—	(71.8)	—	(71.8)

BALANCES AT DECEMBER 31, 2004	664.0	0.1	16.4	61.6	749.1	118.3	—	(9.0)	1,600.5

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In millions of Brazilian reais—R$)

	2004	2003	2002
SOURCES OF FUNDS
Operations:
Net income	414.5	246.4	222.3
Items not affecting working capital:
Equity in losses of affiliated companies	—	0.5	1.7
Depreciation and amortization	172.7	146.9	121.8
PIS and COFINS credit on depreciation	3.0	0.8	—
Long-term interest and monetary variations	22.6	(30.3)	98.3
Deferred income and social contribution taxes	1.5	(15.7)	4.8
Minority interest	5.4	3.6	54.5
Net book value of permanent assets written off	24.1	22.7	29.9
Other long-term taxes	8.0	3.9	8.6
Gain on change in ownership percentage	—	—	(3.6)
Amortization of negative goodwill on investments	—	—	(0.4)
Allowance (realization of provision) for losses on permanent assets	(1.3)	(0.4)	40.6

	650.5	378.4	578.5

Stockholders:
Disposal of treasury shares	0.4	—	—

Third parties:
Increase in long-term liabilities	—	2.8	—
Decrease in long-term assets	—	—	0.6
Dividends and interest on capital (gross)	—	—	0.4
Working capital from merger	—	—	0.1
Long-term financing	293.0	258.6	68.7

	293.0	261.4	69.8

Total sources	943.9	639.8	648.3

USES OF FUNDS
Permanent assets:
Investments	0.2	1.7	—
Property, plant and equipment	227.2	299.5	171.5
Deferred charges	48.3	87.2	51.3

	275.7	388.4	222.8

Dividends and interest on capital	165.2	72.9	76.3
Transfer from long-term to current liabilities	354.6	280.4	86.0
Decrease in long-term liabilities	—	—	51.2
Increase in long-term assets	59.1	27.7	—
Acquisition of treasury shares	6.8	2.2	0.3
Acquisition of shares from minority stockholders	8.5	—	212.5
Taxes on realization of revaluation reserve	0.1	0.2	0.8
Decrease in minority interest	—	0.8	1.0

	429.1	311.3	351.8

Total uses	870.0	772.6	650.9

INCREASE (DECREASE) IN WORKING CAPITAL	73.9	(132.8)	(2.6)

REPRESENTED BY
Current assets:
At end of year	1,344.9	1,218.7	1,186.9
At beginning of year	1,218.7	1,186.9	1,045.2

	126.2	31.8	141.7

Current liabilities:
At end of year	685.1	632.8	468.2
At beginning of year	632.8	468.2	323.9

	52.3	164.6	144.3

INCREASE (DECREASE) IN WORKING CAPITAL	73.9	(132.8)	(2.6)

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

1.    Operations

Ultrapar Participações S.A. (the “Company” or “Ultrapar”) is a holding company organized under the laws of the Federative Republic of Brazil, which, through its operating subsidiaries, is engaged in the distribution of Liquefied Petroleum Gas (LPG) in Brazil (Ultragaz), the production and sale of chemicals (Oxiteno), and logistic services of chemicals and fuels (Ultracargo).

2.    Presentation of the Financial Statements and Significant Accounting Policies

These financial statements were prepared in accordance with accounting practices adopted in Brazil. They have been translated into English from the original financial statements issued in Portuguese. In addition, certain terminology changes have been made and the notes to the financial statements have been adjusted to conform them more closely to reporting practices prevailing in the United States of America.

3.    Summary of Significant Accounting Policies

The accounting practices adopted in Brazil to record transactions and prepare the financial statements comply with those prescribed by Brazilian corporate law and specific standards established by the Brazilian Securities Commission (CVM), which differ in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). See Note 25 for further discussions of these differences and a reconciliation of stockholders’ equity and net income under both sets of principles.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

The following is a summary of significant accounting policies followed in the preparation of the financial statements:

a)    Consolidation principles

The consolidated financial statements include the accounts of the Company and all of the subsidiaries in which the Company directly or indirectly controls more than 50% of the voting share capital, as listed below. Intercompany investments, asset and liability balances, income and expenses, as well as the effects arising from significant intercompany transactions, have been eliminated. Minority interest in subsidiaries is presented separately in the financial statements.

	Ownership—%
	2004		2003
	Direct	Indirect	Direct	Indirect
Ultragaz Participações Ltda.	100	—	100	—
Companhia Ultragaz S.A.	—	94	—	86
SPGás Distribuidora de Gás Ltda.	—	94	—	86
Bahiana Distribuidora de Gás Ltda.	—	100	—	100
Utingás Armazenadora S.A.	—	56	—	56
LPG International Inc.	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	100	—	100	—
Melamina Ultra S.A. Indústria Química	—	99	—	93
Transultra—Armazenamento e Transporte Especializado Ltda.	—	100	—	100
Terminal Químico de Aratu S.A.—Tequimar	—	99	—	99
Oxiteno S.A.—Indústria e Comércio	100	—	100	—
Oxiteno Nordeste S.A.—Indústria e Comércio	—	99	—	99
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	—	100	—	—
Barrington S.L.	—	100	—	100
Canamex Químicos S.A. de C.V.	—	100	—	100
Oxiteno International Co.	—	100	—	100
Oxiteno Overseas Co.	—	100	—	100
Imaven Imóveis e Agropecuária Ltda.	100	—	100	—

On August 8, 2003, the Company acquired, through its subsidiary Companhia Ultragaz S.A., the LPG distribution business of Shell Petroleum N.V. in Brazil (SPGás Distribuidora de Gás Ltda.). This acquisition amounted to R$170.6, for the purchase of 100% of the company’s shares and the extinguishment of its debt. The financial statements include the account balances and transactions of the acquired business since August 2003. The goodwill of R$24.4 on this acquisition is based on its expected future profitability and is being amortized over five years, beginning August 2003.

On December 4, 2003, the Company acquired, through its subsidiary Barrington S.L., the chemical business of the Berci Group in Mexico (CANAMEX—Canamex Químicos S.A. de C.V.). This acquisition amounted to US$10.3 million, without assumption of any debt. The financial statements include the account balances and transactions of the acquired business since December 2003.

On December 31, 2003, in order to reduce costs, the Company merged the subsidiaries Ultratecno Participações Ltda. into Ultragaz Participações Ltda., Ultracargo Participações Ltda. into Oleoquímica do Nordeste Ltda., and the latter into Ultracargo—Operações Logísticas e Participações Ltda.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

On December 29, 2004, the Company acquired, through its subsidiary Ultragaz Participações Ltda., an additional 7.31% of Companhia Ultragaz S.A. total share capital. This acquisition amounted to R$10.0, with a goodwill of R$1.8 based on its expected future profitability to be amortized over five years, beginning January 2005.

b)    Cash and cash equivalents

Cash and cash equivalents comprise highly-liquid temporary cash investments (with maturities of three months or less when acquired and readily convertible to cash).

c)    Short-term investments

Short-term investments are stated at the lower of cost plus accrued income earned or market value.

d)    Trade accounts receivable

Trade accounts receivable are stated at estimated net realizable values. The allowance for doubtful accounts is based on estimated losses and is considered by management to be sufficient to cover probable losses on accounts receivable.

e)    Inventories

Inventories are stated at the lower of average cost of acquisition or production or net realizable value.

f)    Long-term investments

Long-term investments are stated at cost plus accrued income earned.

g)    Investments in affiliated companies

Investments in operative companies not controlled by the Company, but over which it has significant influence, are accounted for using the equity method (see Note 9).

h)    Other investments

Other investments are recorded at cost less provision for losses, if expected to be other than temporary.

i)    Property, plant and equipment

Property, plant and equipment are stated at historical cost, monetarily restated through December 31, 1995, and revaluation adjustments based on appraisal reports issued by independent appraisers, less accumulated depreciation. Revaluation increases are credited to the revaluation reserve component of stockholders’ equity and subsequently transferred to retained earnings as the related assets are depreciated or disposed of.

Depreciation is calculated on a straight-line basis at the annual rates described in Note 10, and is based on the estimated useful lives of the corresponding assets.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

j)    Deferred charges

Deferred charges consist mainly of costs incurred in the installation of equipment at customers’ facilities, projects to modernize information systems, and goodwill arising from acquisition of subsidiaries, as mentioned in Note 11.

k)    Income and social contribution taxes

Income and social contribution taxes (the latter of which is a federally mandated tax based on income) are accrued on taxable income at the applicable rates.

The accrual for income tax includes the effects of tax holidays, where applicable. Deferred income and social contribution taxes on temporary differences are recognized in accordance with CVM Resolution No. 273/98, as mentioned in Note 21.

l)    Compensated absences

The liability for future compensation for employee vacations is fully accrued as earned.

m)    Assets and liabilities denominated in foreign currency or subject to indexation

Assets and liabilities denominated in foreign currencies are translated into Brazilian reais at the exchange rate reported by the Brazilian Central Bank (BACEN) at each balance sheet date. Transaction gains and losses are recognized in income.

Assets and liabilities denominated in reais and contractually or legally subject to indexation are restated to the balance sheet date by applying the corresponding index, with related gains and losses recognized in income.

n)    Revenues and expenses

Revenues from sales are recognized when products are delivered to the customer or services are performed, and the transfer of risks, rights and obligations associated with the ownership of products takes place. Expenses are recognized on the accrual basis. Advertising expenses, which are expensed as incurred, amounted to R$6.3, R$6.7 and R$8.8 for the years ended December 31, 2004, 2003 and 2002, respectively. Shipping and handling costs, classified as selling expenses and expensed as incurred, amounted to R$63.4, R$66.5 and R$45.0 for the years ended December 31, 2004, 2003 and 2002, respectively.

o)    Cost of sales and services

Cost of sales and services provided includes raw materials (mainly LPG and chemicals) and production, distribution, storage and filling costs.

p)    Earnings per share

Earnings per share are calculated based on the annual weighted average of shares outstanding during each of the years presented.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

q)    Use of estimates

The preparation of financial statements in accordance with accounting practices adopted in Brazil requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.

r)    Basis for translation of the financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into Brazilian reais at the current exchange rate. The criteria for preparation of the financial statements have been adapted to conform to accounting practices adopted in Brazil.

s)    Reclassification

The balance sheet information of 2003 related to other current assets has been reclassified for better year to year comparison.

4.    Cash and Cash Equivalents

Cash equivalents consist of investments, contracted with banks of good standing, substantially represented by fixed-income securities and funds linked to the Brazilian interbank certificates of deposit (CDI) rate, as well as by foreign investments, and are stated at cost plus accrued income (on a “pro rata temporis” basis).

	2004	2003
Fixed income securities and funds	536.3	489.5
Foreign investments (a)	46.9	32.6
Cash	41.3	46.7

Total	624.5	568.8

(a)	Investments made by the indirect subsidiary Oxiteno Overseas Co. mainly in money market funds and debt securities.

5.    Short and Long-term Investments

Short-term investments relate to the amount invested by the indirect subsidiary Oxiteno Overseas Co. in debt securities of U.S. and Brazilian corporations.

Long-term investments are mainly represented by a debt security of an European corporation denominated in U.S. dollars, bearing interest of six-month LIBOR plus interest of 3.25% per annum and maturing on September 27, 2009.

Short-term investments are classified as available for sale. Long-term investments are classified as held to maturity.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

6.    Trade Accounts Receivable, Net

	2004	2003
Domestic customers	353.9	299.8
Foreign customers	91.5	71.3
(-) Advances on foreign exchange contracts	(55.5)	(31.5)
(-) Allowance for doubtful accounts	(20.6)	(17.3)

Total	369.3	322.3

7.    Inventories

	2004	2003
Finished products	115.9	78.4
Liquefied Petroleum Gas (LPG)	23.0	22.7
Raw materials	49.3	25.4
Supplies and cylinders for resale	17.8	11.2

Total	206.0	137.7

8.    Recoverable Taxes

Represented, substantially, by credit balances of ICMS (State VAT), IPI (Federal excise tax), PIS and COFINS (taxes on revenue), as well as prepaid income and social contribution taxes, which can all be offset against future taxes payable.

	2004	2003
Income and social contribution taxes	57.2	64.2
State Value-Added Tax (ICMS)	31.1	40.7
Federal Excise Tax (IPI)	0.2	2.8
PIS and COFINS	7.3	2.4
Other, mainly VAT of Canamex Químicos S.A. de C.V.	4.3	5.4

Total	100.1	115.5

9.    Investments in Affiliated Companies

A summary of financial information for the Company’s equity investments is as follows:

	December 31, 2004
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.
Number of shares or quotas held	156	3,174,501
Adjusted net equity—R$	5.3	10.1
Net income for the year—R$	0.7	—
Ownership—%	25.00	45.56

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

	2004
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Other	Total
Changes in investments:
Balance at the beginning of year	0.9	4.6	0.2	5.7
Capital increase	0.2	—	—	0.2
Write-off	—	—	(0.2)	(0.2)
Equity pick-up	0.2	—	—	0.2

Balance at the end of year	1.3	4.6	—	5.9

	December 31, 2003
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.
Number of shares or quotas held	125	3,174,501
Adjusted net equity—R$	3.8	10.1
Net income for the year—R$	1.4	—
Ownership—%	25.00	45.56

	2003
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Other	Total
Changes in investments:
Balance at the beginning of year	0.6	4.6	1.9	7.1
Equity pick-up	0.3	—	—	0.3
Write-off	—	—	(1.7)	(1.7)

Balance at end of year	0.9	4.6	0.2	5.7

	December 31, 2002
	Oxicap Indústria de Gases Ltda.	Nordeste Química S.A.— Norquisa	Química da Bahia Indústria e Comércio S.A.
Number of shares or quotas held	125	60,426,077	3,174,500
Adjusted net equity—R$	2.5	—	10.1
Loss for the year—R$	(0.3)	—	—
Ownership—%	25.00	8.73	45.56

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

	2002
	Oxicap Indústria de Gases Ltda.	Fábrica Carioca de Catalizadores S.A.—FCC	Nordeste Química S.A.— Norquisa	Química da Bahia Indústria e Comércio S.A.	Imaven II Agropecuária S.A.	Total
Changes in investments:
Balance at the beginning of the year	0.7	15.4	42.3	4.6	—	63.0
Write-off of revaluation reserve	—	(2.7)	—	—	—	(2.7)
Dividends received	—	(0.4)	—	—	—	(0.4)
Equity pick-up	(0.1)	(1.0)	—	—	—	(1.1)
Cost of investment sold	—	(11.3)	—	—	—	(11.3)
Business combination	—	—	—	—	0.2	0.2
Allowance for loss	—	—	(40.6)	—	—	(40.6)

Balance at the end of the year	0.6	—	1.7	4.6	0.2	7.1

The investment of Oxiteno S.A.—Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method based on Oxicap’s financial statements as of November 30, 2004. The investment of Oxiteno Nordeste S.A.—Indústria e Comércio in the affiliated company Química da Bahia Indústria e Comércio S.A. is not based on the equity method, since the affiliated company’s operations are dormant and management evaluates that its carrying value is adequate.

10.    Property, Plant and Equipment, Net

		2004			2003
	Annual depreciation rates—%	Cost, including revaluation	Accumulated depreciation	Net	Cost, including revaluation	Accumulated depreciation	Net
Land	—	46.3	—	46.3	46.9	—	46.9
Buildings	4 to 5	380.3	(136.6)	243.7	356.8	(123.1)	233.7
Machinery and equipment	5 to 10	688.5	(326.6)	361.9	610.0	(286.2)	323.8
Gas tanks and cylinders	10	328.5	(161.5)	167.0	380.3	(192.3)	188.0
Vehicles	20 to 30	146.8	(101.4)	45.4	127.4	(86.1)	41.3
Furniture and fixtures	10	18.3	(6.7)	11.6	15.5	(5.4)	10.1
Construction in progress	—	96.9	—	96.9	46.3	—	46.3
Other	2.5 to 30	128.8	(54.2)	74.6	117.6	(39.1)	78.5

Total		1,834.4	(787.0)	1,047.4	1,700.8	(732.2)	968.6

Property, plant and equipment include net capitalized interest cost of R$5.4 and R$6.0 as of December 31, 2004 and 2003, respectively.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

Construction in progress refers mainly to the construction of the Santos Intermodal Terminal (TIS) of subsidiary Terminal Químico de Aratu S.A.—Tequimar, as well as improvements of other subsidiaries’ plants.

Other comprises computer equipment in the amount of R$17.2 (2003—R$19.6), software in the amount of R$27.7 (2003—R$29.9) and commercial property rights, mainly those described below.

➢	On July 11, 2002, the indirect subsidiary Terminal Químico de Aratu S.A.—Tequimar signed a contract for use of the site on which it operates its Aratu Terminal for 20 years, renewable for another 20 years. The amount of R$12.0 paid by Tequimar is being amortized over 40 years, equivalent to an annual amortization of R$0.3.

➢	Further, Terminal Químico de Aratu S.A.—Tequimar has a 20-year lease of an area adjacent to the Santos harbor which allows it to build, operate and exploit the terminal, intended for the distribution of liquid bulk. The price paid by Tequimar was R$3.8 and will be amortized until December 31, 2022, as from the beginning of its operations, expected to occur in April 2005.

11.    Deferred Charges, Net

Deferred charges are substantially represented by costs incurred in the implementation of information systems in the amount of R$2.0 (2003—R$3.2), amortized over five to ten years, and by costs related to the installation of Ultrasystem equipment at customers’ premises in the amount of R$56.0 (2003—R$56.8), amortized over the term of the LPG supply contracts with these customers. Deferred charges also include the goodwill from acquisitions mentioned in Note 3.a).

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

12.    Financing

a)    Composition

Description	2004	2003	Index/ Currency	Annual interest rate—%	Maturity and amortization
Foreign currency:
Eurobonds	151.5	—	US$	3.5	Semiannually to 2005
Working capital loan	0.5	0.5	MX$ + TIIE (*)	1.4	Monthly to 2005
Syndicated loan	—	173.6	US$	4.25	Semiannually to 2004
Foreign financing	32.2	—	US$ + LIBOR	2.0	Semiannually to 2009
Financing for inventories and property additions	8.8	11.4	MX$ + TIIE (*)	2.0	Semiannually to 2009
Advances on foreign exchange contracts	3.3	24.9	US$	From 2.0 to 2.86	Maximum of 58 days
National Bank for Economic and Social Development (BNDES)	20.8	23.2	UMBNDES (**)	10.91	Monthly to 2009
Export prepayments	129.8	205.1	US$	From 4.22 to 6.85	Monthly, semiannually and annually to 2008

Subtotal	346.9	438.7
Unrealized losses on swap transactions	88.6	55.7

Subtotal	435.5	494.4

Local currency:
National Bank for Economic and Social Development (BNDES)	130.2	142.2	TJLP	From 3.0 to 3.85	Monthly to 2009
National Bank for Economic and Social Development (BNDES)	15.5	17.1	IGP-M	6.5	Semiannually until 2008
FINAME	34.1	28.9	TJLP	From 1.8 to 4.85	Monthly to 2009
FINEP	24.4	5.3	TJLP	(2.0)	Monthly to 2009

Subtotal	204.2	193.5

Total financing	639.7	687.9

Current liabilities	(381.6)	(381.6)

Long-term liabilities	258.1	306.3

(*)	MX$ = Mexican pesos, TIIE = Mexican break-even interbank interest rate.
(**)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of BNDES’ debt in foreign currency, 84% of which is linked to the U.S. dollar.
TJLP—long-term	interest rate.

IGP-M—general market price index.

FINAME—government agency for machinery and equipment financing.

FINEP—research and projects financing

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

b)    Annual maturities of long-term financing

2004
2006	109.3
2007	57.3
2008	36.9
2009	54.6

Total	258.1

c)    Eurobonds

In June 1997, the subsidiary Companhia Ultragaz S.A. issued Eurobonds in the total amount of US$60 million, maturing in 2005, with put/call options in 2002, and guaranteed by Ultrapar and Ultragaz Participações Ltda. In June 2002, the subsidiary LPG International Inc. exercised the call option for these securities using funds from a loan in the same amount, that matured in August 2004. However, in January 2004 LPG International Inc. issued Eurobonds in the total amount of US$60 million, maturing in June 2005 and with an annual interest rate of 3.5%. The proceeds from the issuance were used to settle the loan.

The Eurobonds are subject to covenants that provide for restrictions on, among other things, Ultrapar’s ability to incur indebtedness, pay dividends and other distributions, and conduct merger and acquisition transactions. None of these covenants have restricted the Company’s ability to conduct its business to date.

d)    Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares of investee and guarantees provided by the Company and its subsidiaries and by minority stockholders, as shown below:

	2004	2003
Amount of financing secured by:
Property, plant and equipment	39.0	34.3
Shares of investee	15.5	17.1
Minority stockholders’ guarantees	15.5	17.6

Total	70.0	69.0

The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$533.1 (2003—R$571.4). Financing and advances on exports are guaranteed by the future flow of exports.

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by certain of their customers (vendor financing). There are no recourse provisions or collaterals that would enable the Company or its subsidiaries to recover any amounts paid to the financial institutions under these agreements. In the event such payments are made, the subsidiaries may recover such amounts paid directly from their customers. Maximum future payments related to these

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

guarantees amount to R$45.2 (2003—R$19.8), with terms ranging up to 210 days. As of December 31, 2004, the Company and its subsidiaries have not suffered any losses related to these guarantees, neither recorded any liability related to them.

13.    Stockholders’ Equity

a)    Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges—NYSE. According to the Company’s bylaws, its Board of Directors is authorized to approve capital increases up to R$1,000. As of December 31, 2004 and 2003 subscribed and paid-up capital is represented by 69,691,268,828 shares without par value, comprising 51,264,621,778 common and 18,426,647,050 preferred shares. As of December 31, 2004 and 2003 outstanding shares is represented by 69,501,952,709 and 69,687,169,068 shares, respectively, comprising 51,258,005,419 and 51,264,621,778 common shares, respectively, and 18,243,947,290 and 18,422,547,290 preferred shares, respectively.

As of December 31, 2004, 4,984 million preferred shares were outstanding abroad, in the form of American Depositary Receipts—ADRs.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

Until May 18, 2004, preferred shares entitled their holders to dividends at least 10% higher than those attributable to common shares. On that date a Special Meeting of Preferred Stockholders and an Extraordinary Stockholders’ Meeting of Ultrapar approved equalizing the dividends of common and preferred shares.

b)    Treasury shares

The Company was authorized to acquire its own shares at market price, without capital reduction, to be held in treasury for subsequent sale or cancellation, in accordance with the provisions set forth by Brazilian Securities Commission (CVM) Instructions No. 10 of February 14, 1980 and No. 268 of November 13, 1997.

In 2004, 219,600 thousand preferred shares were acquired at the average cost of R$30.19 (whole Brazilian reais), with a minimum cost of R$27.5 (whole Brazilian reais) and a maximum cost of R$34.8 (whole Brazilian reais) per thousand shares.

As of December 31, 2004, the Company and its subsidiaries held 327,700 thousand preferred shares (182,700 thousand preferred shares, net of shares provided to certain executives of these subsidiaries as described in Note 22) and 6,616 thousand common shares in treasury, which had been acquired at the average cost of R$28.08 (whole Brazilian reais) and R$19.30 (whole Brazilian reais) per thousand shares, respectively.

The market price of shares issued by the Company as of December 31, 2004 on the São Paulo Stock Exchange (BOVESPA) was R$51.00 (whole Brazilian reais) per thousand preferred shares.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

c)    Capital reserve

The capital reserve in the amount of R$0.1 reflects the result of the sale of shares from the Company to certain subsidiaries, at the price of R$38.27 (whole Brazilian reais) per thousand shares. These shares were provided to certain executives of these subsidiaries as described in Note 22.

d)    Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based on depreciation, write-off or sale of these revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only on realization of this reserve since the revaluation occurred prior to the publication of CVM Resolution No. 183/95. Deferred tax charges on these reserves total R$7.8 (2003—R$7.6).

e)    Profit reserves

Legal reserve

Under Brazilian corporate law, the Company is required to appropriate 5% of annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Reserve for retention of profits

This reserve is supported by the Company’s investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve.

Unrealized profit reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity pick-up in subsidiaries and affiliated companies. The realization of this reserve usually occurs on receipt of dividends, sale and write-off of investments.

f)    Dividends and appropriation of net income

According to the Company’s bylaws, stockholders are entitled to a minimum annual dividend of 50% of adjusted net income, calculated under the terms of accounting practices adopted in Brazil.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

Proposed dividends as shown in the Company’s financial statements, subject to approval at the Stockholders’ Annual Meeting, are as follows:

2004
Net income	414.5
Legal reserve	(20.8)
Retention of profits	(196.8)
Realization of unrealized profit reserve	85.6

Compulsory dividends	282.5
Reserve for unrealized profits	(118.3)
Interim dividends (R$1.33 (whole Brazilian reais) per thousand common and preferred shares)	(92.4)
Proposed dividends (R$1.03 (whole Brazilian reais) per thousand common and preferred shares)	(71.8)

Management proposes to retain the balance of net income in the retention of profits reserve, in order to support the business expansion project established in its investment plan.

14.    Financial Income and (expenses), Net

	2004	2003	2002
Interest on cash and cash equivalents, short and long-term investments	72.1	105.7	102.7
Interest on trade accounts receivables	4.9	5.4	3.9
Interest on financings	(45.2)	(56.9)	(49.3)
Bank charges	(12.2)	(6.7)	(7.5)
Monetary and exchange variation, including financial expenses from currency swap transactions	(37.2)	(67.9)	8.7
CPMF, PIS, COFINS and IOF, taxes on financial transactions	(26.3)	(35.1)	(32.9)
Other	(1.1)	(1.7)	2.9

Total	(45.0)	(57.2)	28.5

15.    Nonoperating Income (expenses), Net

The amounts included in this caption principally refer to the results of the disposal of permanent assets, especially LPG cylinders, for the years ended December 31, 2004 and 2003. Included in 2004 is also the write-off of the investment in the affiliated company Extracta Moléculas Naturais S.A. The amount for the year ended December 31, 2002 mainly refers to the write-off in the amount of R$40.6, of the investment in the affiliated company Nordeste Química S.A.—Norquisa.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

16.    Reconciliation of Ebitda

As expressly permitted by the CVM in its annual orientation guide for the preparation of financial statements, the Company is presenting its method for calculating EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), as shown in the table below:

	2004					2003	2002
	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated	Consolidated
Operating income before financial items	152.7	382.9	23.0	5.3	563.9	351.6	365.5
(+) Depreciation and amortization	116.2	38.1	17.5	0.9	172.7	146.9	121.8

EBITDA	268.9	421.0	40.5	6.2	736.6	498.5	487.3

17.    Segment Information

The Company has three reportable segments: gas, chemical and logistics. The gas segment distributes LPG to residential, commercial and industrial consumers mainly in the South, Southeast and Northeast regions of Brazil. The chemical segment primarily produces ethylene oxide derivatives. Operations in the logistics segment include storage and transportation of chemicals and fuels, mainly in the Southeast and Northeast regions of the country. Reportable segments are strategic business units that provide different products and services. Intersegment sales are transacted at prices that are freely negotiated and approximate those that the selling entity is able to obtain with third parties.

The principal financial information about each of the Company’s reportable segments is as follows:

	2004					2003	2002
	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated	Consolidated
Net sales, net of intercompany transactions	2,967.7	1,662.9	153.6	—	4,784.2	4,000.3	2,994.5
Operating income before financial items	152.7	382.9	23.0	5.3	563.9	351.6	365.5
EBITDA	268.9	421.0	40.5	6.2	736.6	498.5	487.3
Total assets	1,008.2	1,296.8	331.6	30.6	2,667.2	2,408.0	2,127.9

Disclosures of segments in accordance with U.S. GAAP are made in Note 25.V.j).

18.    Risks and Financial Instruments

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic-operating and economic-financial aspects. Strategic-operating risks (such as behavior of demand, competition, technological innovation and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic-financial risks mainly reflect customer default and macroeconomic variables such as exchange and interest rates, as well as the characteristics of the

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

➢	Customer default—These risks are managed by specific policies for accepting customers and analyzing credit and are mitigated by diversification of sales. As of December 31, 2004, the Company and its subsidiaries maintained R$26.2 (2003—R$21.8) as an allowance for doubtful accounts receivable.

➢	Interest rates—The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. The temporary cash investments of the Company and its subsidiaries substantially comprise transactions linked to the interbank deposit (CDI) rates, as described in Note 4. Funds obtained originate from BNDES and foreign currency financing, as mentioned in Note 12.

➢	Exchange rate—The Company’s subsidiaries use foreign currency swap instruments (mainly U.S. dollar to CDI) available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange rate variation effects on their results. Such swap instruments have amounts, periods and indexes equivalent to the assets and liabilities in foreign currency, to which they are linked. The following summary shows assets and liabilities in foreign currency, translated into Brazilian reais at December 31, 2004 and 2003 at the corresponding year end exchange rates:

	Book value
	2004	2003
Assets:
Investments abroad and swap instruments	266.6	395.3
Foreign cash and cash equivalents, short and long-term investments	109.0	77.6
Receivables from foreign customers, net of advances on foreign exchange contracts	35.0	28.0

Total	410.6	500.9

Liabilities:
Foreign currency financing	346.9	438.7
Import transactions payable	12.2	10.0

Total	359.1	448.7

Net asset position	51.5	52.2

The exchange rate variation related to cash and cash equivalents and financial investments in foreign currencies was recorded as financial expense in the consolidated statement of income for the year ended December 31, 2004, in the amount of R$11.0 (2003—financial expense of R$24.3 and 2002—financial income of R$44.1).

19.    Contingencies and Commitments

a)    Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A.—Indústria e Comércio are members, filed a lawsuit against the subsidiary in 1990, demanding compliance with the adjustments established in collective labor agreements, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective labor dispute for the interpretation

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) in the collective bargaining as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve for a potential loss is not necessary as of December 31, 2004.

Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual lawsuits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering, (ii) reimbursement of expenses of management of the shopping mall and its insurance company, and (iii) a class action lawsuit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. Management believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. It has obtained a favorable judgment in all lawsuits which have been judged to date. The subsidiary has insurance for this contingency. As of December 31, 2004, the amount not covered by such insurance corresponds to R$36.7. Management believes that a reserve for a potential loss is not necessary as of December 31, 2004.

The Company and its subsidiaries have obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9,718/98 in its original version. The ongoing questioning refers to the levy of these taxes on income from sources other than revenues. The unpaid amounts were recorded in the financial statements of the Company and its subsidiaries, totaling R$33.7 (2003—R$30.5).

The main tax discussions of the Company and its subsidiaries refer to the taxation of PIS and COFINS (as detailed in the preceding paragraph) and the taxation of income earned abroad (as stated in Note 21.a)).

The potential losses on these discussions are accrued in long-term liabilities as other contributions and taxes and deferred income and social contribution taxes. In addition, Oxiteno S.A.—Indústria e Comércio has accrued R$7.3 related to a potential loss on an ICMS (value-added tax) assessment presently under judgment at the administrative level. The subsidiary currently awaits a decision on its appeal filed in July 2004.

Utingás Armazenadora S.A. is challenging an ISS (service tax) assessment presently under judgment at the judicial level. The subsidiary’s legal advisors classify the risk as being low, since a significant part of the decisions already announced were favorable to the subsidiary and its case supported by the opinion of a renowned tax specialist. The total amount at risk updated as of December 31, 2004 is R$25.4. Management believes that a reserve for a potential loss is not necessary as of December 31, 2004.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings. Legal counsel classified the risks of these proceedings as possible or remote and, therefore, no reserves for potential losses on these proceedings have been recorded.

Although there is no assurance that the Company and its subsidiaries will prevail in all cases, management does not believe that the ultimate resolution of unaccrued tax, civil and labor contingencies would have a material effect on the Company’s financial position or results of operations.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

Escrow deposits and provisions are summarized below:

	2004		2003
	Escrow deposits	Provision made	Escrow deposits	Provision made
Social contribution taxes on net income	—	2.9	—	2.9
Labor claims	9.9	2.0	7.5	0.9
PIS and COFINS on other gains	0.1	33.7	—	30.5
ICMS	0.5	9.4	—	—
Other	3.6	4.1	2.4	6.6

Total	14.1	52.1	9.9	40.9

b)    Take or pay commitments

Terminal Químico de Aratu S.A.—Tequimar has contracts with CODEBA—Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its harbor facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the established minimum, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement using the harbor rates in effect at the date of payment. As of December 31, 2004, such rates were R$3.67 and R$3.44 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since inception of the contracts. At December 31, 2004, future minimum lease payments under these operating leases are: 2005—R$4.5, 2006—R$4.5, 2007—R$4.5, 2008—R$4.5, 2009—R$4.5 and thereafter R$60.1. A substantial part of these leases are paid directly to the port authorities by Tequimar’s customers. The part of such lease expenses paid by Tequimar amounted to R$1.6 in 2004, R$1.4 in 2003 and R$1.2 in 2002.

Oxiteno Nordeste S.A.—Indústria e Comércio has a supply contract with Braskem S.A., effective through 2012, which establishes a minimum annual ethylene consumption level. The minimum purchase commitment and the actual demand for the years ended December 31, 2004 and 2003, expressed in tons of ethylene, are summarized below. If the minimum purchase commitment is not met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase commitment	Actual demand
		2004	2003
		Unaudited	Unaudited
In tons	137,900	192,439	188,850

At December 31, 2004, future minimum purchase commitments under this contract, based on the price prevailing at that date, are: 2005—R$200.2, 2006—R$200.2, 2007—R$200.2, 2008—R$200.2, 2009—R$200.2 and thereafter—R$600.6. Total purchases made under this contract were R$576.9 in 2004, R$403.4 in 2003 and R$271.2 in 2002.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

c)    Insurance coverage for subsidiaries

It is management’s practice to maintain insurance policies in amounts considered sufficient to cover potential losses on assets, as well as for civil responsibility for involuntary and material damages and/or bodily harm caused to third parties arising from the Company’s subsidiaries industrial and commercial operations, considering the nature of their activities and the advice of their insurance consultants.

20.    Related Companies

The balances and transactions with related parties are as follows:

	2004
	Loans		Trade accounts
	Assets	Liabilities	Receivable	Payable
Química da Bahia Indústria e Comércio S.A.	—	7.7	—	—
Serma Associação dos Usuários de Equipamentos de Processamentos de Dados e Serviços Correlatos	1.6	—	—	0.8
Petroquímica União S.A.	—	—	—	7.0
Oxicap Indústria de Gases Ltda.	—	—	—	0.7
Liquigás Distribuidora S.A.	—	—	0.1	—
Petróleo Brasileiro S.A.—Petrobras	—	—	1.4	—
Braskem S.A.	—	—	—	32.8
Cia. Termelétrica do Planalto Paulista—TPP	1.4	—	—	—
Plenogás—Distribuidora de Gás Ltda.	—	0.9	—	—
Other	0.1	0.2	—	0.5

Total at December 31, 2004	3.1	8.8	1.5	41.8

Total at December 31, 2003	2.8	9.0	—	10.7

	2004
	Transactions		Financial income (expenses)
	Sales	Purchases
Química da Bahia Indústria e Comércio S.A.	—	—	(0.7)
Petroquímica União S.A.		128.7	—
Oxicap Indústria de Gases Ltda.		7.7	—
Liquigás Distribuidora S.A.	3.0	—	—
Petróleo Brasileiro S.A.—Petrobras	—	2,090.9	—
Copagaz Distribuidora de Gás S.A.	0.5	—	—
Braskem S.A.	93.4	576.9	—
Supergasbras Distribuidora de Gás S.A.	1.0	—	—
Cia. Termelétrica do Planalto Paulista—TPP	—	—	0.2
Other	0.4	1.7	—

Total 2004	98.3	2,805.9	(0.5)

Total 2003	57.8	2,323.8	(0.6)

Total 2002	46.9	1,678.7	(0.4)

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

The loan balances with Química da Bahia Indústria e Comércio S.A. and Cia. Termelétrica do Planalto Paulista—TPP are adjusted based on the Brazilian long-term interest rate (TJLP). Other loans do not have financial charges. Purchase and sale transactions refer principally to purchases of raw materials, other materials and storage and transportation services, carried out at market prices and conditions.

21.    Income and Social Contribution Taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and other procedures. Tax credits are based on the continuing profitability from operations. Management expects to realize these tax credits over a maximum period of three years.

a)    Deferred income and social contribution taxes

Deferred income and social contribution taxes are presented in the following principal categories:

	2004	2003
Long-term assets:
Deferred income and social contribution taxes on:
Accruals which are tax deductible only when expenses are incurred	51.2	48.6
Income and social contribution on tax loss carryforwards	12.1	12.8

Total	63.3	61.4

Long-term liabilities:
Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	1.6	2.1
Income earned abroad	30.5	26.6

Total	32.1	28.7

b)    Reconciliation of income and social contribution taxes to statutory tax rates

	2004	2003	2002
Income before taxes, equity in subsidiaries and affiliated companies and minority interest	502.9	295.4	349.9
Official tax rates—%	34.0	34.0	34.0

Income and social contribution taxes at official rate	(171.0)	(100.4)	(119.0)
Adjustments to the effective tax rate:
Operating provisions and nondeductible expenses/nontaxable income	(5.2)	2.3	(1.2)
Adjustments to estimated income	(0.3)	1.1	3.1
Interest on capital paid	—	—	0.2
Employees’ Meal Program (PAT)	0.6	0.3	0.7
Other adjustments	(0.6)	(0.6)	1.3

Income and social contribution taxes before tax benefits	(176.5)	(97.3)	(114.9)
Benefits of tax holidays	93.5	52.4	43.5

Income and social contribution taxes per statement of income	(83.0)	(44.9)	(71.4)

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

	2004	2003	2002
Current	(175.0)	(113.0)	(110.1)
Deferred	(1.5)	15.7	(4.8)
Benefits of tax holidays	93.5	52.4	43.5

c)    Tax loss carryforwards

Tax loss carryforwards may be used to offset up to 30% of future taxable income and do not expire.

d)    Tax exemption

The following indirect subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

Subsidiary	Bases	Exemption—%	Expiration date
Oxiteno Nordeste S.A.—Indústria e Comércio	Camaçari plant	100	2006
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Juazeiro base	100	2004
	Suape base	100	2007
	Ilhéus base	25	2008
	Aracaju base	25	2008
	Caucaia base	75	2012
Terminal Químico de Aratu S.A.—Tequimar	Aratu Terminal	75	2012
	Suape Terminal (acetic acid and butadiene byproducts)	100	2005

Tax benefits from income tax reduction for activities eligible for tax incentives were recorded in a specific account in stockholders’ equity of the respective subsidiaries, and recognized as benefits of tax holidays in the Company’s statement of income.

22.    Stock Compensation Plan

The Extraordinary Stockholders’ Meeting held on November 26, 2003 approved a compensation plan for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed, and (ii) the transfer of the beneficial ownership of the shares after ten years of the initial concession provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total value granted to executives until December 2004, including taxes, was R$7.7 (2003—R$5.0). Such value is being amortized over a period of ten years and the amortization related to the year ended December 31, 2004, in the amount of R$0.6, was recorded as an operating expense of the period.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

23.    Employee Benefits and Private Pension Plan

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and a pension plan. In addition, certain subsidiaries offer loans for the acquisition of vehicles and personal computers to some of their employees. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

In August 2001, the Company and its subsidiaries began to offer their employees a defined contribution pension plan, managed by Ultraprev—Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his/her salary. The sponsoring companies provide a matching contribution to the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in his/her name at Ultraprev, or (ii) a fixed monthly amount that will extinguish the fund accumulated in his/her name in a period between 5 and 25 years. As such, neither the Company nor its subsidiaries assume responsibility for guaranteeing amounts or periods of receipt for the participants that retire. In 2004, the Company and its subsidiaries contributed R$4.0 (R$3.4 in 2003 and R$2.9 in 2002) to Ultraprev, which was charged to income for the year. The total number of employee participants as of December 31, 2004 was 5,503, with no participants retired to date. Additionally, Ultraprev has 1 active participant and 33 former employees receiving benefits according to the policies of a previous plan.

24.    Subsequent Events

a) The Extraordinary Stockholders’ Meeting held on February 2, 2005 approved the issuance by the Company and the public distribution in a single block of 30,000 (thirty thousand) non-convertible debentures with nominal unit value of R$10,000.00 (ten thousand Brazilian reais), resulting in a total amount of R$300.0. The proceeds obtained from these debentures will be used to retire short-term debt and/or other general corporate purposes.

b) According to the press release issued on February 3, 2005, Monteiro Aranha S.A. and certain stockholders of Ultra S.A. disclosed their intention to undertake a secondary public distribution of Ultrapar shares. The request for this offer was filed with the Brazilian Securities Commission (CVM) and U.S. Security Exchange Commission (SEC), and is subject to the approval of both agencies.

To prepare this offering, the Board of Directors approved on February 2, 2005 a stock dividend, effected through the capitalization of part of the Company’s reserve for retention of profits, with the issuance of 10.5 billion of new preferred shares, to be distributed to stockholders in the proportion of 15 new preferred shares for each of 100 common or preferred shares held. As from February 11, 2005, the shares are trading “ex-stock dividend rights” on both the São Paulo and New York Stock Exchanges.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

25.    Summary and Reconciliation of the Differences Between Accounting Practices          Adopted in Brazil and Accounting Principles Generally Accepted in the United          States of America (U.S. GAAP)

I—Description of GAAP differences

The consolidated financial statements of the Company are prepared in accordance with accounting practices adopted in Brazil, which comply with those prescribed by Brazilian corporate law and specific standards established by the Brazilian Securities Commission (CVM). Note 3 to the consolidated financial statements summarizes the accounting policies adopted by the Company. Accounting policies, which differ significantly from U.S. GAAP, are summarized below.

a)    Inflation accounting

As mentioned in Note 3.i), the consolidated financial statements account for the effects of inflation, through December 31, 1995. Under U.S. GAAP, Brazil was considered to be a highly inflationary economy until July 1, 1997, and the effect of inflation was recognized until December 31, 1997.

In determining amounts under U.S. GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the “Índice Geral de Preços -Disponibilidade Interna—IGP-DI” index, which is widely-accepted and respected index published monthly by the Fundação Getúlio Vargas.

Through December 31, 1995, the Company used indexes established by the government to restate balances and transactions for purposes of its corporate law financial statements. Such indexes do not necessarily represent changes in general price levels, as would be required under U.S. GAAP.

Because the Company’s management believes that the “Índice Geral de Preços—Disponibilidade Interna—IGP-DI” is an appropriate and consistent measure of the general price inflation in Brazil and because of its availability, for U.S. GAAP purposes the Company adopted the IGP-DI for restatement of its financial statements through December 31, 1995, replacing the government mandated index. This procedure is consistent with the recommendation by the Brazilian Task Force (organized under the AICPA International Practices Task Force to review the issue of the appropriate index to be used for preparing price-level adjusted financial statements of Brazilian companies filing with the SEC) of using the IGP-M or IGP-DI for such purposes. Thus, all nonmonetary assets and liabilities were restated using the IGP-DI since the inception of the Company, through December 31, 1997.

b)    Reversal of fixed asset revaluations and related deferred tax liabilities

For U.S. GAAP reconciliation purposes, the revaluation of fixed assets and the related deferred income tax effects recorded in the financial statements prepared in accordance with accounting practices adopted in Brazil have been eliminated in order to present fixed assets at historical cost less accumulated depreciation. Accordingly, the depreciation on such revaluation charged to income has also been eliminated for U.S. GAAP reconciliation purposes.

c)    Deferred charges

Accounting practices adopted in Brazil permit the deferral of research and development costs and of pre-operating expenses incurred in the construction or expansion of a new facility until the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

For U.S. GAAP reconciliation purposes, such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income and the related amortization under accounting practices adopted in Brazil has been reversed.

d)    Investments in affiliated companies

As from 1996, Brazilian corporate law allows certain less than 20% owned affiliated companies in which an investor owns more than 10% of voting stock to be accounted for under the equity method. In addition, certain more than 20% and less than 50% owned affiliated companies deemed not significant in relation to their parent company are accounted at cost.

For U.S. GAAP reconciliation purposes, less than 20% owned affiliated companies have been accounted for on the basis of cost and more than 20% and less than 50% owned affiliated companies have been accounted for on the equity method for all years presented.

e)    Capitalization of interest in relation to construction in progress

Under accounting practices adopted in Brazil, prior to January 1, 1996 the Company was not required to capitalize the interest cost of borrowed funds as part of the cost of the related asset. Under U.S. GAAP, capitalization of borrowed funds during construction of major facilities is recognized as part of the cost of the related assets.

Under U.S. GAAP, interest on construction-period financing denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange or monetary correction gains or losses. Interest on construction-period financing denominated in Brazilian reais is capitalized.

f)    Acquisitions and business combinations

Under accounting practices adopted in Brazil, assets and liabilities of acquired entities are reflected at book values. Goodwill is represented by the excess of purchase price paid over the book value of net assets and is amortized on a straight-line basis over the periods estimated to be benefited.

Under U.S. GAAP, business combinations are accounted for by the purchase method utilizing fair values. Goodwill is not amortized and should be tested for impairment. An impairment test of goodwill is performed annually or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. Such impairment test is performed utilizing a two-step method. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the implied fair value of reporting unit goodwill is lower than the carrying amount of such goodwill, an impairment loss is recognized.

Under Brazilian corporate law, purchases by subsidiaries of their own stock from minority stockholders are initially recorded at cost. Upon cancellation of these shares, the difference between cost and the related book value of the subsidiary’s stockholders’ equity is recorded by the parent company and in the consolidated financial statements as a capital gain or loss. Direct purchases by the parent company of the subsidiaries’ stock from minority stockholders are recorded at cost, with the difference between cost and

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

the related book value of the subsidiaries’ stockholders’ equity recorded as positive or negative goodwill by the parent company and in the consolidated financial statements.

Under U.S. GAAP, purchases of treasury stock by subsidiaries from minority stockholders and direct purchases by the parent company of the subsidiaries’ stock from minority stockholders are recorded as step acquisitions under the purchase method, with assignment of the purchase price to the underlying assets and liabilities based on their fair values and recording of goodwill to the extent that the purchase price exceeds the proportionate amount of the net fair value of the assets and liabilities. No gain or loss is recognized upon either purchase or cancellation of the shares.

Corporate reorganization—2002

In 2002, the Company effected a corporate reorganization of its major subsidiaries. The reorganization involved the exchange of minority interest in its subsidiary Oxiteno S.A.—Indústria e Comércio for shares of the Company. Pursuant to Brazilian securities law, this subsidiary offered withdrawal rights to its minority stockholders. These withdrawal rights required the Company’s subsidiary to buy back and cancel shares from minority stockholders who exercised their rights.

Under accounting practices adopted in Brazil, the exchange of shares issued by the Company for minority interest in Oxiteno S.A.—Indústria e Comércio was recorded based on the book value of the net assets of Oxiteno S.A.—Indústria e Comércio, and the purchase price was considered to be the book value of the shares issued.

Under U.S. GAAP, the Company has accounted for the reorganization of its subsidiary Oxiteno S.A.—Indústria e Comércio as an acquisition of minority interest. The fair value of the consideration given (purchase price), including the cash paid on the exercise of the withdrawal rights of R$208.0, was R$428.9. The purchase price of this acquisition was R$32.9 lower than the fair value of net assets acquired. This difference was recorded as a reduction of property, plant and equipment acquired. As a result of the reorganization, the Company increased its interest in Oxiteno S.A.—Indústria e Comércio to 100% and for U.S. GAAP purposes had full participation in the results of Oxiteno S.A.—Indústria e Comércio beginning December 1, 2002 (see date of reorganization/acquisition below).

Date of reorganization/acquisition—2002

Under accounting practices adopted in Brazil, the corporate reorganization was based on the balance sheets of June 30, 2002 and, as a consequence, the Company has full participation in the results of its subsidiaries as from July 1, 2002.

Under U.S. GAAP, the date of acquisition ordinarily is the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued, which was considered to be October 31 and November 30, 2002 for the merger of Gipóia Participações Ltda. (an entity under common control of the controlling stockholder of the Company) and for the acquisition of minority interest in Oxiteno S.A.—Indústria e Comércio, respectively. As a result, minority interest from July 1, 2002 to the acquisition dates under U.S. GAAP was excluded from the 2002 U.S. GAAP income of the Company in the amount of R$55.4.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

Acquisition of SPGás Distribuidora de Gás Ltda. (“SPGás”)—2003

As mentioned in Note 3, on August 8, 2003, the Company acquired 100% of the outstanding common shares of SPGás. The results of SPGás operations have been included in the consolidated financial statements since that date. SPGás is a distributor of LPG in Brazil. As a result of this acquisition, the Company expected to become the leading distributor of LPG in Brazil.

The cost of acquisition included the purchase price, amounting to R$107.9, net of the debt settled, and other direct costs, amounting to R$1.1.

Under U.S. GAAP, the Company has recorded such acquisition based on the fair value of the assets acquired and liabilities assumed and determined goodwill in accordance with the purchase method of accounting prescribed by Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”, which resulted in the identification of goodwill as shown below.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

R$
Current assets	27.6
Property, plant and equipment	98.6
Other assets	26.6

Total assets acquired	152.8

Current liabilities, including short-term debt of R$62.7	73.3
Long-term liabilities	10.4

Liabilities assumed	83.7

Net assets	69.1

Interest acquired	100%

Net assets acquired	69.1
Total cost of acquisition	109.0

Goodwill recorded under U.S. GAAP	39.9

Goodwill recorded under accounting practices adopted in Brazil	(24.4)
Other direct costs recorded as deferred charges for accounting practices adopted in Brazil	(1.1)
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil (see stockholders’ equity reconciliation)	14.4

The purchase price allocation did not result in the identification of any intangible assets related to this acquisition.

The full amount of goodwill related to this business combination was assigned to the gas segment. This goodwill is not deductible for tax purposes.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

The following summary presents the Company’s unaudited pro forma consolidated results of operations for the years ended December 31, 2003 and 2002, in accordance with accounting practices adopted in Brazil, as if the SPGás acquisition had been completed at the beginning of each period. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

Amounts under accounting practices adopted in Brazil	2003	2002
Net sales and services	4,283.0	3,369.0
Operating income before financial items	324.8	357.8
Net income	224.6	218.0
Net earnings per thousand shares—whole R$	3.23	3.55

Acquisition of Canamex Químicos S.A. de C.V. (“Canamex”)—2003

As mentioned in Note 3, on December 4, 2003, the Company acquired 100% of the outstanding common shares of Canamex. The results of Canamex’s operations have been included in the consolidated financial statements since that date. Canamex is engaged in the production and sales of chemicals in Mexico. As a result of the acquisition, the Company is expected to expand its activities outside of Brazil.

The cost of acquisition was R$32.3, composed of purchase price amounting to R$30.5 and other direct costs amounting to R$1.8. The fair value of the net assets acquired amounted to R$29.7, composed of assets of R$39.7 and liabilities assumed of R$10.0.

The Company has recorded such acquisition based on the fair value of assets acquired and liabilities assumed and determined goodwill in accordance with the purchase method of accounting prescribed by SFAS 141, which resulted in the identification of goodwill amounting to R$2.6. This goodwill is not deductible for tax purposes.

Acquisition of subsidiary shares from minority stockholders—2004

As mentioned in Note 3, on December 29, 2004 the Company acquired, through its subsidiary Ultragaz Participações Ltda., an additional 7.31% of Companhia Ultragaz S.A. total share capital. This acquisition amounted to R$10.0. Under accounting practices adopted in Brazil, the goodwill of R$1.8 generated in this acquisition was based on its expected future profitability and will be amortized over five years beginning January 2005. As a result of this acquisition, the Company increased its indirect interest in Companhia Ultragaz S.A. to 94%.

Under U.S. GAAP, the Company has accounted for this transaction as an acquisition of minority interest. The purchase price of this acquisition was R$3.7 million, net of tax, higher than the historical book value recorded under U.S. GAAP. This difference was preliminarily allocated as an increase of property, plant and equipment, in the amount of R$3.2 million (net of deferred income taxes) and as an increase of inventories, in the amount of R$0.5 million (net of deferred income taxes), based on the estimated fair value of the net assets of Companhia Ultragaz S.A. The Company is in the process of performing valuations of certain assets; thus, the allocation of the purchase price is subject to refinement.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

g)    Earnings per share

Under accounting practices adopted in Brazil, it is permitted to determine earnings per share based upon the weighted average number of shares outstanding during each year that earnings are reported. Subsequent changes in the Company’s share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under accounting practices adopted in Brazil.

Under U.S. GAAP, earnings per share are determined based upon the weighted average number of shares outstanding during the period, giving retroactive effect to stock dividends and stock splits. Entities whose capital structures include nonconvertible securities that may participate in dividends with common stock according to a predetermined formula should use the two-class method of computing earnings per share as described in SFAS 128, “Earnings per Share”. The calculation of earnings per share under U.S. GAAP is shown in Note 25.V.a) and is retroactively adjusted for the stock dividend mentioned in Note 24.b).

h)    Available-for-sale securities

Equity securities

Under accounting practices adopted in Brazil, available-for-sale equity securities are generally carried at cost, less provision charged to the statement of income if a loss in value is considered to be other than temporary.

For U.S. GAAP reconciliation purposes, the available-for-sale equity security has been recorded at estimated fair value, and the resulting accumulated adjustment, in the amount of R$11.0 (positive) and R$1.5 (positive) as of December 31, 2004 and 2003, respectively, net of deferred tax effect and minority interest, when applicable, has been recognized as a separate component of stockholders’ equity until realization. The estimated fair values of the equity security carried by the Company are R$32.6 and R$18.2 as of December 31, 2004 and 2003, respectively. During the years presented, no equity security classified under U.S. GAAP as available-for-sale was disposed of.

Debt securities

Under accounting practices adopted in Brazil, available-for-sale debt securities are generally carried at cost, plus interest income earned less provisions, when applicable, charged to the statement of income to reduce its carrying value to market value.

For U.S. GAAP reconciliation purposes, available-for-sale debt securities have been recorded at estimated fair value, and the resulting accumulated adjustment, in the amount of R$0.8 (negative) as of December 31, 2004 (2003—R$0.4—negative), has been recognized as a separate component of stockholders’ equity, net of deferred tax effects and minority interest, when applicable, until realization.

As of December 31, 2004 and 2003, the fair values of available-for-sale debt securities amount to R$22.4 and R$41.0, respectively, and the gross unrealized losses amount to R$1.2 and R$0.6, respectively.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

As of December 31, 2004, R$19.6 of total available-for-sale debt securities mature within one year and R$2.8 mature between one and two years.

For the year ended December 31, 2004, the Company sold debt securities for R$18.7, generating a gross realized loss of R$2.2, recorded in the statement of income. The cost of such securities was based on specific identification.

i)    Accounting for derivative financial instruments

In the Company’s financial statements prepared in accordance with accounting practices adopted in Brazil derivative financial instruments are recorded at net settlement price as determined on each balance sheet date.

Under U.S. GAAP, effective January 1, 2001, all derivative financial instruments must be reported at fair value on each balance sheet date and classified as a derivative asset or liability. Also under U.S. GAAP, the requirements for a derivative instrument to qualify for hedge accounting and deferral of gains and losses are more restrictive than under Brazilian corporate law.

j)    Accounting for stock compensation plan

As mentioned in Note 22, the Company has approved a stock compensation plan on November 26, 2003. Based on the provisions of this plan, on October 4, 2004 and December 17, 2003 the Company, respectively, granted 41,000 thousand and 104,000 thousand restricted shares to certain executives at no costs to them. The grant-date fair value of these shares was R$46.90 and R$34.87 (whole Brazilian reais) per thousand shares on October 4, 2004 and December 17, 2003, respectively. These executives have the right to receive dividends on these shares provided that the professional relationship between them and the Company and its subsidiaries is not interrupted. These shares will cliff vest after ten years of the initial award.

Under Brazilian GAAP, the Company records compensation costs from its stock compensation plan similarly to the requirements of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, using the intrinsic value of the award. Compensation cost is charged to earnings on a straight-line basis.

No adjustments are included in the U.S. GAAP reconciliation related to the Company’s stock compensation plan since the Company applies APB Opinion No. 25 to account for the plan for U.S. GAAP purposes. The Company has not disclosed the pro forma information required under SFAS 123, “Accounting for Stock-based Compensation”, as amended by SFAS 148, “Accounting for Stock-based Compensation—Transition and Disclosure”, since the results of using the fair value method to record compensation expense would be the same as under the intrinsic value method.

For U.S. GAAP purposes, dividends declared under these unvested restricted shares are accounted for initially as a charge to retained earnings. If the restricted shares do not vest, all previously declared dividends associated with the restricted shares are reversed from retained earnings and charged to compensation expense. As of December 31, 2004, accumulated dividends declared under all unvested restricted shares outstanding amounted to R$0.3.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

k)    Fair value of guarantees under FIN 45

Under accounting practices adopted in Brazil, the Company is not required to record any liability related to guarantees given to third parties unless contingent obligations to make future payments under the guarantees are probable.

Under accounting practices adopted in Brazil, as of December 31, 2004, the Company has not recorded any liability related to these guarantees, as disclosed in Note 12.

Under U.S. GAAP, the Company recognizes, at the inception of a guarantee (issued or modified after December 31, 2002), a liability for the fair value of the obligation undertaken in issuing guarantees in accordance with FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. In the event that, at inception of the guarantee, the Company is required to recognize a liability under SFAS 5, “Accounting for Contingencies”, the liability initially recognized would be the greater of: (a) the amount of fair value of the value of the obligation undertaken in issuing guarantee, or (b) the contingent liability amount required to be recognized at inception of the guarantee by applying SFAS 5. As of December 31, 2002, the Company adopted the disclosure requirements of FIN 45.

Under U.S. GAAP, as of December 31, 2004 and 2003 the Company recorded a liability in the amount of R$0.6 and R$0.5, respectively, related to these guarantees based on their fair value. The respective offsetting entry of this liability was recorded as an expense at the time those guarantees were issued. The Company reduces the liability (by a credit to earnings) as it is released from risk under the guarantees.

l)    Translation adjustments—Canamex

Under accounting practices adopted in Brazil, assets and liabilities of foreign subsidiaries are translated into Brazilian reais at the exchange rate in effect at the end of the reporting period, and revenues, expenses, gains and losses are translated into Brazilian reais at the exchange rates prevailing in the end of each month. The net translation gain or loss is reported, net of tax, in the statement of income as “Other operating income (loss)”.

Under U.S. GAAP, the functional currency of Canamex Químicos S.A. de C.V. (“Canamex”) is the Mexican Peso. As a consequence, the financial statements of Canamex are translated into Brazilian reais in accordance with the criteria set forth in Statement of Financial Accounting Standards No. 52 (“SFAS 52”). Under these criteria, assets and liabilities are translated into Brazilian reais at the exchange rate in effect at the end of the reporting period, and revenues, expenses, gains and losses are translated into Brazilian reais at the average rates prevailing during the respective months. The net translation gain or loss resulting from this translation process is excluded from income and is presented as cumulative translation adjustments (CTA) in “Other comprehensive income (loss)” as a separate component of stockholders’ equity.

As a result of this difference, the net translation gain or loss, net of tax, reported in the statement of income under accounting practices adopted in Brazil in the amount of R$1.8 for the year ended December 31, 2004 was reclassified to “Accumulated other comprehensive income (loss)” in stockholders’ equity under U.S. GAAP. Such difference has no total stockholders’ equity effect.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

m)    Classification of export notes

Certain subsidiaries of the Company have discounted certain export notes under recourse financing arrangements with financial institutions operating in Brazil. If the original debtors fail to pay their obligations when due, these subsidiaries would be required to repay the financed amounts. Under accounting practices adopted in Brazil, such transactions are classified as a reduction of accounts receivable as mentioned in Note 6. Under U.S. GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$55.5 and R$31.5 at December 31, 2004 and 2003, respectively. This U.S. GAAP difference has no net income or equity effect.

n)    Operating income

Under accounting practices adopted in Brazil, nonoperating income (expenses) includes certain items that would be classified within operating income for U.S. GAAP purposes. These items amounted to R$15.1 (loss), R$5.3 (loss) and R$13.3 (loss) for the years ended December 31, 2004, 2003 and 2002, respectively.

o)    Financial statement note disclosures

Under accounting practices adopted in Brazil, a certain set of information is required to be disclosed in the notes to the financial statements. The additional disclosures required by U.S. GAAP, which are relevant to the accompanying financial statements, are included herein.

p)    New pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43, that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, Chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The effective date of this Statement is fiscal years beginning after June 1, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

Vsignificantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management will apply this Statement in the event exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Paragraphs 10-20 of EITF Issue No. 03-1 give guidance on how to evaluate and recognize an impairment loss that is other that temporary. Application of these paragraphs has been deferred pending issuance of proposed FSP EITF Issue 03-1a. Management is analyzing the requirements of this new EITF and believes that its adoption will not have any significant impact on the Company’s financial position and results of operations.

At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, “Earnings Per Share”. Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common stock. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the Two-Class Method must be used to compute the instrument’s effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the Two-Class Method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has: (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company.

The consensus reached in EITF 03-6 are effective for fiscal periods beginning after March 31, 2004. EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. EPS calculation for the Company is shown in Note 25.V.a).

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123-R, “Share-Based Payment”. This Statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for: (a) equity instruments of the company, such as stock compensation, or (b) liabilities, such as those related to performance units, that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. The Company currently accounts for stock compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123-R, which is effective for the Company beginning in the first quarter of fiscal year 2006, eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, and generally requires that such transactions be accounted for using prescribed fair-value-based methods. Management is currently analyzing the requirements of this new Statement and its potential impact on the Company’s financial position, results of operations or cash flows.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

II—Reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil in net income

	Note 25.I.		2004	2003	2002
Net income as reported under accounting practices adopted in Brazil			414.5	246.4	222.3
Reversal of revaluation adjustments:	b	)
Depreciation of property, plant and equipment			2.9	4.8	5.6
Deferred tax effects			(0.4)	(0.1)	(0.6)
Minority interests			(0.3)	(1.2)	(1.9)

			2.2	3.5	3.1

Inflation accounting:	a	)
Property, plant and equipment—incremental depreciation			(3.4)	(5.1)	(4.6)
Inventories and other nonmonetary assets			(0.6)	(0.4)	(0.5)

			(4.0)	(5.5)	(5.1)
Deferred tax effects			1.3	1.9	1.7
Minority interests			0.1	0.2	—

			(2.6)	(3.4)	(3.4)

Different criteria for:
Equity method of accounting	d	)	2.1	1.9	31.8
Cancellation of subsidiaries’ treasury stock	f	)	0.9	0.8	0.9
Deferred charges expensed:	c	)
Cost			(42.9)	(38.3)	(43.1)
Amortization			40.1	39.0	35.2
Depreciation of interest costs capitalized during construction	e	)	(0.8)	(1.0)	(1.0)
Reversal of goodwill amortization	f	)	8.5	3.1	—
Fair value adjustments relating to accounting for derivative instruments and hedging activities	i	)	(12.3)	67.9	(50.7)
Translation adjustments—Canamex	l	)	2.6	—	—
Other individually insignificant adjustments	h	), k)	(0.3)	(0.8)	(1.2)

			(2.1)	72.6	(28.1)
Deferred tax effects			(0.6)	(25.9)	9.4
Minority interests			(0.4)	(5.9)	8.0

			(3.1)	40.8	(10.7)

Fair value adjustments relating to business combinations	f	)	(1.6)	(1.5)	(1.6)
Deferred tax effects			0.5	0.5	0.5

			(1.1)	(1.0)	(1.1)

Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A.—Indústria e Comércio	f	)	4.6	3.0	(13.8)
Deferred tax effects			(0.9)	(0.4)	2.9

			3.7	2.6	(10.9)

Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	f	)	1.5	(0.1)	—
Deferred tax effects			(0.5)	—	—
Minority interests			(0.1)	—	—

			0.9	(0.1)	—

Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	f	)	(0.3)	(0.7)	—
Deferred tax effects			0.1	0.2	—

			(0.2)	(0.5)	—
Effect on minority interest arising from difference in acquisition dates	f	)	—	—	(55.4)

Net income under U.S. GAAP			414.3	288.3	143.9

Basic earnings per thousand shares under U.S. GAAP (in accordance with SFAS 128)—R$:	g	)
Basic earnings per thousand common shares (*)			5.18	3.48	1.97
Basic earnings per thousand preferred shares (*)			5.18	3.82	2.16

(*)	The calculation of earnings per thousand shares is summarized in Note 25.V.a), which is retroactively adjusted to the stock dividend mentioned in Note 24.b).
Dilutive earning (losses) per thousand shares has not been disclosed, since the Company has no dilutive shares.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

III—Reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil in stockholders’ equity

	Note 25.I.		2004	2003
Stockholders’ equity as reported under accounting practices adopted in Brazil			1,600.5	1,356.7
Reversal of revaluation adjustments:	b	)
Property, plant and equipment			(33.4)	(36.3)
Deferred tax effects			1.6	2.1
Minority interests			1.3	2.7

			(30.5)	(31.5)

Inflation accounting:	a	)
Property, plant and equipment			28.7	32.1
Other nonmonetary assets			3.0	3.6

			31.7	35.7
Deferred tax effects			(10.8)	(12.1)
Minority interests			(0.5)	(1.0)

			20.4	22.6

Different criteria for:
Equity method of accounting	d	)	(2.6)	(4.7)
Cancellation of subsidiaries’ treasury stock	f	)	(3.8)	(4.7)
Deferred charges:	c	)
Cost			(238.5)	(195.6)
Accumulated amortization			166.9	126.8
Capitalization of interest costs during construction:	e	)
Cost			12.8	12.8
Accumulated amortization			(11.5)	(10.7)
Reversal of goodwill recorded at SPGás before acquisition	f	)	(3.5)	(7.1)
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	f	)	6.5	1.6
Fair value adjustments relating to accounting for derivative instruments	i	)	9.0	21.3
Other individually insignificant adjustments	h	), k)	(0.7)	(0.2)

			(65.4)	(60.5)
Deferred tax effects			23.0	22.6
Minority interests			2.3	5.1

			(40.1)	(32.8)

Fair value adjustments relating to business combinations:	f	)	4.6	6.2
Deferred tax effect			(1.6)	(2.1)

			3.0	4.1

Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A.—Indústria e Comércio	f	)	(31.8)	(36.4)
Deferred tax effects			6.6	7.5

			(25.2)	(28.9)

Adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.:	f	)
Fair value adjustments			(8.5)	(10.0)
Deferred tax effects			2.9	3.4
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil			14.4	14.4
Minority interest			(0.2)	(1.1)

			8.6	6.7

Adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.:	f	)
Fair value adjustments			(2.1)	(1.8)
Deferred tax effects			0.7	0.6
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil			0.7	0.7

			(0.7)	(0.5)

Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A.	f	)	5.6	—
Deferred tax effects			(1.9)	—
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil			(1.8)	—

			1.9	—

Available-for-sale equity securities (temporary unrealized losses)	h	)	11.9	(2.5)
Deferred tax effects			(4.0)	0.9

			7.9	(1.6)

Stockholders’ equity under U.S. GAAP			1,545.8	1,294.8

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

IV—Statement of changes in stockholders’ equity in accordance with U.S. GAAP

	2004	2003	2002
Stockholders’ equity under U.S. GAAP as of beginning of the year	1,294.8	1,076.5	748.5
Additional paid-in capital	0.4	0.7	0.7
Net income	414.3	288.3	143.9
Dividends and interest on own capital	(164.2)	(72.0)	(65.0)
Acquisition of treasury shares	(6.8)	(2.2)	(0.3)
Unrealized gains on available-for-sale equity securities, net of tax	9.5	3.9	0.3
Unrealized losses on available-for-sale debt securities, net of tax	(0.4)	(0.4)	—
Translation adjustment—Canamex—net of tax	(1.8)	—	—
Issuance of common and preferred shares	—	—	248.4

Stockholders’ equity under U.S. GAAP as of the end of the year	1,545.8	1,294.8	1,076.5

Comprehensive income (under SFAS 130):
Net income	414.3	288.3	143.9
Unrealized gains on available-for-sale equity securities, net of tax	9.5	3.9	0.3
Unrealized losses on available-for-sale debt securities, net of tax	(0.4)	(0.4)	—
Translation adjustment—Canamex—net of tax	(1.8)	—	—

Total comprehensive income	421.6	291.8	144.2

Accumulated other comprehensive income (loss) as of the end of the year	8.4	1.1	(2.4)

V—Additional disclosures required by U.S. GAAP

a)    Earnings per share

The following table provides a reconciliation of the numerators and denominators used in computing earnings per share and the allocation of distributed and undistributed income between common and preferred stockholders under the two-class method of computing earnings per share as required by SFAS 128. The calculation of earnings per thousand shares as summarized below is retroactively adjusted for the stock dividend mentioned in Note 24.b).

	2004
Retroactively adjusted for the stock dividend	Common	Preferred	Total
Distributed income	105.2	59.0	164.2
Undistributed income	160.3	89,8	250.1

Net income under U.S. GAAP	265.5	148,8	414.3

Weighted average shares outstanding (in thousands)	51,257,013	28,718,820	79,975,833

Earnings per thousand shares—whole R$	5.18	5.18

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

	2003
Retroactively adjusted for the stock dividend	Common	Preferred	Total
Distributed income	44.5	27.5	72.0
Undistributed income	133.7	82.6	216.3

Net income under U.S. GAAP	178.2	110.1	288.3

Weighted average shares outstanding (in thousands)	51,264,622	28,805,913	80,070,535

Earnings per thousand shares—whole R$	3.48	3.82

	2002
Retroactively adjusted for the stock dividend	Common	Preferred	Total
Distributed income	39.7	25.3	65.0
Undistributed income	48.1	30.8	78.9

Net income under U.S. GAAP	87.8	56.1	143.9

Weighted average shares outstanding (in thousands)	44,624,317	25,909,612	70,533,929

Earnings per thousand shares—whole R$	1.97	2.16

b)    Concentrations of credit risk

Financial instruments which potentially subject the Company to credit risk are cash and cash equivalents, financial investments and trade receivables. Based on the factors described below, the Company considers the risk of counterparty default to be minimal.

The Company manages its credit risk with respect to cash equivalents and financial investments by investing only in liquid instruments with highly-rated financial institutions. In addition, investments are diversified in several institutions, and credit limits are established for each individual institution.

Credit risk from accounts receivable is managed following specific criteria for each of the segments in which the Company operates, as follows:

Chemical segment (Oxiteno)

Oxiteno’s customers of commodity chemicals are principally chemical companies, surface coating producers and polyester resin producers, while customers of specialty chemicals comprise a variety of industrial and commercial enterprises. No single customer or group accounts for more than 10% of total revenue. Management believes that by distributing its products to a variety of markets it is able to protect itself, to a certain extent, from the effects of negative trends in any particular market. Oxiteno acts as a member of a Credit Committee of the Brazilian chemical manufacturers which meets monthly to review the financial position of clients showing past-due accounts.

Historically, the Company has not experienced significant losses on trade receivables.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

Gas segment (Ultragaz)

Ultragaz sells its products to the residential, commercial and industrial markets.

Sales to the residential market are carried out directly by Ultragaz using cash terms, from which no significant credit risk exists, or through outside distributors. Credit risk in sales to outside distributors is reduced due to the large customer base, the ongoing control procedures that monitor the creditworthiness of distributors, and by short payment terms (24 days on average) that permit continuous monitoring of distributors’ compliance.

Sales to the commercial and industrial markets are usually made to customers that have signed a credit agreement with the Company and have provided guarantees or collateral. Periodic monitoring of these accounts is performed by specific staff with the support of financial information systems.

No single customer or group accounts for more than 10% of total revenue.

Historically, the Company has not experienced significant losses on trade receivables.

Logistic segment (Ultracargo)

The main customers of Ultracargo are chemical companies. The average-term payment is 34 days.

Historically, the Company has not experienced significant losses on trade receivables.

Company is dependent on few major suppliers

The Company is dependent on third-party manufacturers for all of its supply of ethylene and LPG. In 2004, 2003 and 2002, products purchased from the Company’s three largest suppliers accounted for approximately 76%, 72% and 74% of cost of sales and services, respectively. The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. The Company believes that its relationship with its suppliers is satisfactory.

c)    Impairment of long-lived assets

The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

No impairment has been recorded in the consolidated financial statements as of December 31, 2004.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

d)    Impairment of goodwill

Under U.S. GAAP financial statements, goodwill consists of the excess of the cost paid for the acquisitions of SPGás and Canamex over the net of the fair value assigned to assets acquired and liabilities assumed of these companies.

The Company has recorded the following amounts of goodwill under the U.S. GAAP financial statements:

Description	2004	2003
Gas segment (Ultragaz):
Goodwill on the acquisition of SPGás	39.9	39.9

Chemical segment (Oxiteno):
Goodwill on the acquisition of Canamex	2.6	2.6

As mentioned in Note 25.I.f), goodwill is not amortized and is tested for impairment annually.

e)    Intangible assets subject to amortization

The Company’s intangible assets subject to amortization are mainly composed of software and commercial property rights. These intangible assets are classified as other property, plant and equipment (see Note 10).

	2004
	Software	Commercial property rights	Other	Total
Gross	45.4	15.8	18.4	79.6
Accumulated amortization	(17.7)	(0.7)	(12.7)	(31.1)

Net	27.7	15.1	5.7	48.5

	2003
	Software	Commercial property rights	Other	Total
Gross	40.6	15.8	14.0	70.4
Accumulated amortization	(10.7)	(0.4)	(10.0)	(21.1)

Net	29.9	15.4	4.0	49.3

Aggregate amortization expense for the above intangible assets amounted to R$31.1, R$21.1 and R$13.8 for the years ended December 31, 2004, 2003 and 2002, respectively.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

The estimated aggregate amortization expense for the next five years is as follows:

2005	11.5
2006	10.1
2007	9.2
2008	6.0
2009	1.2
Thereafter	10.5

Total	48.5

f)    Fair value of financial instruments

The fair values of cash and cash equivalents, short and long-term investments, receivables from foreign customers, net of advances on export contracts and import transactions payable approximate their book values, as disclosed in Note 18. Fair values of investments abroad and swap instruments are R$275.6 and R$416.6 at December 31, 2004 and 2003, respectively, and fair values of foreign currency financings are R$350.3 and R$449.5 at December 31, 2004 and 2003, respectively.

g)    Environmental issues

The Company and its subsidiaries are subject to federal, state and local laws and regulations relating to the environment. These laws generally provide for control of air and effluent emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for noncompliance. The Company provides for remediation costs and penalties when a loss is probable and the amount is reasonably determinable. It is not presently possible to estimate the amount of all remediation costs that might be incurred or penalties that may be imposed; however, management does not presently expect that such costs and penalties, to the extent not previously provided for, will have a material effect on the Company’s consolidated financial position or results of operations.

h)    Supplementary information—valuation and qualifying accounts for accounts receivable

Allowance for doubtful accounts
Balance as of December 31, 2001	9.4
Additions—costs and expenses	9.1
Deductions write-off of trade accounts receivable	(7.3)

Balance as of December 31, 2002	11.2
Additions—costs and expenses	11.1
Additions—balance consolidated from acquisition (*)	11.2
Deductions—write-off of trade accounts receivable	(11.7)

Balance as of December 31, 2003	21.8
Additions—costs and expenses	22.8
Deductions—write-off of trade accounts receivable	(18.4)

Balance as of December 31, 2004	26.2

(*)	Refer to valuation allowances for doubtful accounts previously recorded at SPGás Distribuidora de Gás Ltda.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

Allowance for doubtful accounts in the amount of R$20.6 and R$17.3 are recorded in current trade accounts receivable as of December 31, 2004 and 2003, respectively (see Note 6), and R$5.6 and R$4.5 are recorded in long-term trade accounts receivable as of December 31, 2004 and 2003, respectively.

i)    Statement of cash flows

Accounting practices adopted in Brazil do not require the presentation of a statement of cash flows as required by U.S. GAAP. Changes in working capital are presented in the statement of changes in financial position. U.S. GAAP requires the presentation of a statement of cash flows describing the Company’s cash flows from operating, financing and investing activities. Statements of cash flows derived from the information based on accounting practices adopted in Brazil are as follows (the reconciling items to U.S. GAAP under item II relate exclusively to operating activities):

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	414.5	246.4	222.3
Adjustments to reconcile net income to cash provided by operating activities:
Interest income on investments	(0.4)	(0.5)	—
Depreciation and amortization	172.7	146.9	121.8
PIS and COFINS credit on depreciation	3.0	0.8	—
Loss on disposals of permanent assets	17.3	7.6	25.4
Foreign exchange and indexation (gains) losses on liabilities	(1.8)	(54.5)	118.5
Allowance (realization of provision) for losses on permanent assets	(1.3)	(0.4)	40.6
Equity in losses of affiliated companies	—	0.5	1.7
Dividends and interest on capital	—	—	0.4
Deferred income and social contribution taxes	1.5	(15.7)	4.8
Other long-term taxes	8.0	3.9	8.6
Gain on change in ownership percentage	—	—	(3.6)
Minority interest	5.4	3.6	54.5
Other	2.9	—	(0.4)
Decrease (increase) in operating assets:
Trade accounts receivable	(47.0)	(9.0)	(122.4)
Recoverable taxes	15.4	5.5	6.1
Inventories	(68.3)	(20.0)	(11.8)
Prepaid expenses	(2.7)	0.6	0.2
Other	(3.3)	5.7	(31.9)
Increase (decrease) in operating liabilities:
Suppliers	11.8	(24.9)	16.0
Accrued interest	0.2	(1.0)	0.4
Salaries and related charges	19.4	8.5	14.2
Taxes	(0.9)	2.2	4.1
Income and social contribution taxes	(3.6)	4.7	(0.1)
Other	(7.2)	0.5	(0.6)

Net cash provided by operating activities	535.6	311.4	468.8

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

	2004	2003	2002
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments	(2.6)	(40.5)	—
Proceeds from sales of short-term investments	18.7	—	—
Additions to long-term investments	(41.7)	—	—
Additions to investments	(0.2)	(1.7)	—
Business combinations, net of cash acquired	—	(134.6)	—
Additions to property, plant and equipment	(227.2)	(171.2)	(168.8)
Additions to deferred charges	(46.5)	(51.0)	(51.3)
Acquisition of minority interests	(10.3)	(0.5)	(212.6)
Proceeds from sales of property, plant and equipment	6.0	15.2	4.5
Other	0.7	(7.0)	1.0

Net cash used in investing activities	(303.1)	(391.3)	(427.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net	(75.0)	19.6	55.8
Long-term loans:
Issuances	293.1	264.7	97.3
Repayments	(255.4)	(119.5)	(98.2)
Loans from affiliated companies:
Issuances	64.5	20.7	14.5
Repayments	(65.8)	(86.7)	(16.8)
Dividends paid	(132.3)	(80.1)	(60.9)
Other	(5.9)	(7.9)	(51.4)

Net cash provided by (used in) financing activities	(176.8)	10.8	(59.7)

Net increase (decrease) in cash and cash equivalents	55.7	(69.1)	(18.1)
Cash and cash equivalents at the beginning of the year	568.8	637.9	656.0

Cash and cash equivalents at the end of the year	624.5	568.8	637.9

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest, net of amounts capitalized	25.3	51.3	46.6
Income taxes	49.6	25.0	52.3
Noncash investing and financing activities:
Direct supplier financing of acquisition of property, plant and equipment	—	—	2.7
Capital contribution with investments in subsidiaries—Gipóia Participações Ltda.	—	—	38.5
Acquisition of minority interest with issuance of shares—Oxiteno S.A.—Indústria e Comércio	—	—	191.6
Acquisition of businesses:
Fair value of assets acquired, including goodwill	—	232.1	—
Fair value of liabilities assumed	—	(93.7)	—

Purchase price	—	138.4	—
Cash acquired	—	(3.8)	—

Purchase price, net of cash acquired	—	134.6	—

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

j)    Segment information

Financial information about each of the Company’s reportable segments based on records in accordance with accounting practices adopted in Brazil is as follows:

	2004	2003	2002
Net revenue from sales to unassociated companies:
Gas	2,967.7	2,622.3	1,942.1
Chemical	1,662.9	1,237.8	956.1
Logistics	153.6	140.2	96.3
Other	—	—	—

	4,784.2	4,000.3	2,994.5

Intersegment:
Gas	0.4	0.4	0.6
Chemical	(0.2)	—	—
Logistics	43.7	36.9	35.2
Other	6.4	6.4	6.4

Elimination	50.3	43.7	42.2

Net revenues:
Gas	2,968.1	2,622.7	1,942.7
Chemical	1,662.7	1,237.8	956.1
Logistics	197.3	177.1	131.5
Other	6.4	6.4	6.4
Elimination	(50.3)	(43.7)	(42.2)

	4,784.2	4,000.3	2,994.5

Operating profit before financial income (expenses):
Gas	152.7	113.2	143.2
Chemical	382.9	207.0	199.9
Logistics	23.0	24.7	17.6
Other	5.3	6.7	4.8

	563.9	351.6	365.5

Financial income (expenses), net	(45.0)	(57.2)	28.5
Nonoperating income (expenses), net	(16.0)	1.0	(44.1)
Equity in losses of affiliated companies	—	(0.5)	(1.7)

	(61.0)	(56.7)	(17.3)

Income before taxes and minority interests	502.9	294.9	348.2

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

	2004	2003	2002
Additions to property, plant and equipment according to:
Accounting practices adopted in Brazil:
Gas	51.8	78.8	86.1
Chemical	85.4	51.9	49.9
Logistics	89.2	40.2	35.4
Other	0.8	0.3	0.1

	227.2	171.2	171.5

U.S. GAAP:
Gas	51.8	78.8	86.1
Chemical	85.4	51.9	49.9
Logistics	89.2	40.2	35.4
Other	0.8	0.3	0.1

	227.2	171.2	171.5

Depreciation and amortization charges according to:
Accounting practices adopted in Brazil:
Gas	116.2	95.0	76.6
Chemical	38.1	36.2	32.8
Logistics	17.6	15.3	11.6
Other	0.8	0.4	0.8

	172.7	146.9	121.8

U.S. GAAP:
Gas	69.5	47.9	42.4
Chemical	36.7	34.0	30.6
Logistics	20.3	16.5	12.3
Other	0.1	0.1	0.1

	126.6	98.5	85.4

Identifiable assets—accounting practices adopted in Brazil:
Gas	1,008.2	1,010.9	828.0
Chemical	1,296.8	1,075.2	1,021.1
Logistics	331.6	269.4	129.0
Other	30.6	52.5	149.8

	2,667.2	2,408.0	2,127.9

Identifiable assets—U.S. GAAP:
Gas	969.2	965.4	735.0
Chemical	1,290.0	1,093.8	1,031.6
Logistics	330.7	273.0	133.0
Other	6.0	11.4	104.6

	2,595.9	2,343.6	2,004.2

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais—R$, unless otherwise stated)

Additional information about business segments can be found in Note 17.

	2004	2003
Investments in equity investees—accounting practices adopted in Brazil:
Chemical	5.9	5.5
Other	—	0.2

Total consolidated	5.9	5.7

See Note 9 for details of investment in equity investees.

k)    Geographical area information

All long-lived assets are located in Brazil, except for long-lived assets located in Mexico, in the amount of R$26.4, as of December 31, 2004 (2003—R$18.9).

The Company generates revenues from operations in Brazil and, as from December 2003, from Mexico, as well as from exports of products to clients located in foreign countries as shown below:

	2004	2003	2002
Gross sales:
Brazil	4,713.5	4,182.0	3,505.8
Latin America, other than Brazil	283.5	162.5	98.2
Far East	166.6	168.2	97.5
Europe	36.3	42.3	55.8
North America	24.6	21.3	19.3
Other	26.1	27.5	18.7

Total	5,250.6	4,603.8	3,795.3

l)    Research and development expenses

Total research and development expenses amounted to R$15.4, R$13.4 and R$10.9 for the years ended December 31, 2004, 2003 and 2002, respectively.

m)    Employee severance fund and termination payments

The Company is required to contribute 8% of each employee’s gross pay to an account maintained in the employee’s name in the Government Severance Indemnity Fund (FGTS). No other contributions to the FGTS are required. Additionally, effective September 2001, the Company is required to pay an additional tax equal to 0.5% of gross pay. Contributions are expensed as incurred.

Under Brazilian law, the Company is also required to pay termination benefits to employees who have been dismissed. The amount of the benefit is calculated as 40% of the accumulated contributions made by the Company to the FGTS during the employee’s period of service. Additionally, effective September 2001, the Company is required to pay a social tax of 10% of these accumulated contributions. The Company does not accrue for these termination costs before a decision to terminate has been made, since the benefits are neither probable nor reasonably estimable. Actual termination costs paid on dismissal totaled R$4.1, R$4.0 and R$3.0 for the years ended December 31, 2004, 2003 and 2002, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date: February 24, 2005	By:	/s/ Fabio Schvartsman
		Name:	Fabio Schvartsman
		Title:	Chief Financial and Investor Relations Officer